EXHIBIT 99.1

Brookfield Infrastructure Reports Strong Third Quarter 2025 Results

BROOKFIELD, News, Nov. 07, 2025 (GLOBE NEWSWIRE) -- Brookfield Infrastructure Partners L.P. (Brookfield Infrastructure, BIP, or the Partnership) (NYSE: BIP; TSX: BIP.UN) today announced its results for the third quarter ended September 30, 2025.

“Brookfield Infrastructure delivered another solid quarter, generating strong financial results and achieving our annual growth and asset sale objectives,” said Sam Pollock, Chief Executive Officer of Brookfield Infrastructure. “We enter 2026 from a position of strength, with a substantial runway for growth that is further accelerated by an expanded opportunity set driven by AI infrastructure.”

Overview

Brookfield Infrastructure generated funds from operations (FFO) per unit of $0.83, a 9% increase compared to the previous year, highlighting the continued strength and stability of our financial performance.

These results were delivered despite FFO contributions foregone with a record year to date of asset sales. We generated over $3 billion in sale proceeds across 12 transactions, the majority of which have already closed. Combined, these transactions crystallize a realized IRR of over 20% and a 4x multiple of our capital.

Approximately $1 billion of these proceeds were recycled into new acquisitions that closed during the quarter and partially contributed to results. Additionally, we have deployed over $500 million in new investments across four transactions, the majority of which are expected to close in the fourth quarter or early next year.

	For the three months ended September 30		For the nine months ended September 30
US$ millions (except per unit amounts), unaudited[1]	2025	2024	2025	2024
Net income (loss)[2]	$440	$(52)	$634	$126
– per unit[3]	$0.44	$(0.18)	$0.45	$(0.18)
FFO[4]	$654	$599	$1,938	$1,822
– per unit[5]	$0.83	$0.76	$2.46	$2.31

Brookfield Infrastructure reported net income of $440 million for the three-month period ended September 30, 2025, up substantially from last year. Current quarter results benefited from strong operational performance and realized gains associated with our capital recycling activities, partially offset by higher borrowing costs incurred to fund recent growth initiatives.

FFO for the third quarter was $654 million, representing a 9% increase compared to the same period in the prior year. The increase was primarily driven by strong organic growth, capturing the inflationary benefits embedded in our portfolio, increased revenues in our midstream segment, and the commissioning of over $1 billion in new capital projects from our backlog over the last 12 months. Our results were also supported by the partial contribution from new acquisitions completed during the quarter, which was more than offset by the foregone income associated with completed asset sales.

Strategic Initiatives

We have met our deployment objective for the year, securing six new investments totaling over $1.5 billion at our share, including the first project under a newly established $5 billion framework agreement with Bloom Energy Corporation to install up to 1 GW of behind the meter power solutions for data centers and AI factories. This project provides a hyperscale customer with 55 MW of power for an AI data center in the U.S. with completion expected in Q4 2025. BIP invested approximately $140 million in the project which should be completed in the fourth quarter.

We also recently secured two utility acquisitions in Asia-Pacific. The first is Clarus, a New Zealand natural gas infrastructure business for an equity purchase price of approximately $270 million (BIP’s share – approximately $70 million). Clarus primarily operates a leading gas transmission, distribution and storage business that represents 85% of the total EBITDA and is fully regulated or long-term contracted with inflation indexation. The remaining 15% is generated by New Zealand’s largest liquified petroleum gas retailer, providing energy across the country including areas not serviced by transmission and distribution infrastructure. This value-based acquisition is highly cash generative resulting in a short payback period of seven years. We expect the transaction to close in Q2 2026, subject to customary regulatory approvals.

The second is the acquisition of a South Korean industrial gas business that supplies gaseous nitrogen, clean dry air and other industrial gases to industry-leading and investment-grade semiconductor manufacturers. The business includes a pipeline segment that represents approximately 75% of the consolidated EBITDA and is underpinned by 20-year, minimum take-or-pay offtake agreements, with significant cost pass throughs. The remaining 25% is derived from supplying bulk liquified gases to its pipeline customers, with exclusive feedstock access from Korea’s largest refinery and supported primarily by long-term contracts that have cost pass throughs or inflation indexation. The total equity purchase price is $500 million (BIP’s share – approximately $125 million), and the transaction is expected to close in Q4 2025.

We successfully completed two other transactions this year, including the acquisition of Colonial Enterprises, the largest refined products pipeline in the U.S., in July, and Hotwire Communications, a leading U.S. bulk fiber provider, in September. We continue to advance the acquisition of the second-largest railcar leasing platform in North America, in partnership with GATX, which remains on track to close in Q1 2026 or earlier.

Capital Recycling

The momentum in our asset sale program has continued, having locked in significant value created during our ownership, and showcasing our fully self-funded business model. For the year, we have generated over $3 billion in proceeds and are on track to achieve a further $3 billion over the next 12 to 18 months.

The two most significant and recent sales were completed in the public markets. First, we fully exited our remaining 26% interest in our Australian export terminal at a 9% premium to the prior sale price of a 23% interest in June. We generated $350 million of proceeds, crystallizing a 22% IRR and 4x multiple of capital on our investment.

In mid-October, Brookfield sold a 28% interest in our North American Gas storage platform in the largest initial public offering completed on the Toronto Stock Exchange since May of 2022, raising C$810 million of proceeds (BIP’s share – approximately $230 million). Since the formation of the platform, through a series of acquisitions, EBITDA has grown by more than 4x, driven by operational improvements and favorable market fundamentals. Through strategic initiatives — including the sale of two non-core assets in 2023, enhanced contracting and putting in place a permanent capital structure — the business has meaningfully enhanced the stability and quality of its earnings. We have now realized a 3.2x multiple on our invested capital, while continuing to have a significant interest in the business.

We have been successful in two additional smaller-scale asset sales. During the quarter we sold a 33% stake in our Indian gas transmission operation, retaining a 42% interest in the business. We also entered into an agreement to sell our U.K. intermodal operations that represent approximately half of the European revenues. Total sale proceeds at BIP’s share from these transactions are expected to be approximately $100 million.

Segment Performance

The following table presents FFO by segment:

	For the three months ended September 30		For the nine months ended September 30
US$ millions, unaudited[1]	2025	2024	2025	2024
FFO by segment
Utilities	$190	$188	$569	$558
Transport	286	308	878	929
Midstream	156	147	482	460
Data	138	85	353	231
Corporate	(116)	(129)	(344)	(356)
FFO[4]	$654	$599	$1,938	$1,822

The utilities segment generated FFO of $190 million, which was slightly ahead of the prior year. Results benefited from inflation indexation in addition to contributions from over $450 million of capital added to the rate base. The strong underlying performance was partially offset by higher borrowing costs associated with an increase in interest rates in Brazil, and the sale of our Mexican regulated natural gas transmission business in Q1 2025.

FFO for the transport segment was $286 million, compared to $308 million in the same period last year. The decrease was primarily attributable to the sale of our interest in an Australian export terminal and  the sale of a 33% interest in a portfolio of fully contracted containers at our global intermodal logistics business, which collectively had no contribution in the current quarter. After adjusting for these impacts, FFO was slightly ahead of the prior year as the impact of rate increases of 1% across our rail networks and 5% across our toll road portfolio more than offset lower volumes across our Australian rail business.

Our midstream segment generated FFO of $156 million, up 6% compared to the same period last year. We experienced strong customer activity levels and asset utilization across our portfolio, particularly at our Canadian diversified midstream operation. Notably, we completed the acquisition of Colonial Enterprises during the quarter and the partial earnings contributions were offset by lost income associated with the sale of our U.S. gas pipeline in Q2 2025.

The data segment generated FFO of $138 million, representing a step change increase of 62% compared to the prior year. The increase was driven by a full quarter contribution from the tuck-in acquisition of a tower portfolio in India completed last year and strong organic growth across our data storage businesses. This growth included income earned by our global data center developers, the commissioning of 80 MW of capacity at our hyperscale data centers and 45 MW of new billings initiated at our U.S. retail colocation data center operation.

Balance Sheet and Liquidity

The capital markets were favorable throughout the third quarter, characterized by robust new issuance activity and tightening credit spreads. During the period, we executed financings to enhance liquidity, support growth initiatives and refinance near-term maturities. This included a corporate issuance of medium-term notes in September across two tranches totaling C$700 million. The issuance had a weighted average interest rate of approximately 4% and was priced at our tightest credit spreads ever.

Our balance sheet remains well-capitalized. As a result of our proactive approach to refinancing, less than 1% of our non-recourse debt is maturing over the next 12 months and we maintain a well-laddered maturity profile, with a weighted average maturity of approximately seven years. Total liquidity at the end of the third quarter was $5.5 billion, including $2.5 billion at the corporate level and over $1.4 billion in cash retained at our operating businesses. This strong liquidity position provides us with the confidence to pursue a variety of growth opportunities as they arise.

Distribution and Dividend Declaration

The Board of Directors of BIP declared a quarterly distribution in the amount of $0.43 per unit, payable on December 31, 2025 to unitholders of record as at the close of business on November 28, 2025. This distribution represents a 6% increase compared to the prior year. The regular quarterly dividends on the Cumulative Class A Preferred Limited Partnership Units, Series 3, Series 9 and Series 11 has been declared, which will also be payable on December 31, 2025 to holders on November 28, 2025. The Series 13 and Series 14 regular quarterly dividends have also been declared and will be payable on December 15, 2025 to holders on November 28, 2025. In conjunction with the Partnership’s distribution declaration, the Board of Directors of BIPC has declared an equivalent quarterly dividend of $0.43 per share, also payable on December 31, 2025 to shareholders of record as at the close of business on November 28, 2025.

Unit Repurchases and Establishment of an ATM Program

Brookfield Infrastructure Partners L.P. intends to increase repurchases of its outstanding limited partnership units (LP Units) under and in accordance with its normal course issuer bid (NCIB) program, repurchasing LP Units when they represent attractive value for repurchase. Separately, but at the same time, Brookfield Infrastructure Corporation is exploring establishing an at-the-market (ATM) equity program, providing it with the flexibility to issue additional BIPC Shares directly into the market at times when conditions are favorable.

Overall, any ATM program is expected to be non-dilutive as it is expected that the combined number of LP Units and BIPC Shares of Brookfield Infrastructure over the course of a program will be unchanged, however, fluctuations may occur from time to time depending on market dynamics. Overall, activity under the NCIB program and any ATM program are intended to further strengthen Brookfield Infrastructure’s financial position while increasing the public float and liquidity of BIPC to capitalize on growing demand for its Shares. There can be no assurance as to whether or when an ATM program would be established, and its establishment is subject to entering into a definitive agreement with dealers or agents for the program and the filing of one or more prospectus supplements in the U.S. and Canada.

Conference Call and Quarterly Earnings Details

Investors, analysts and other interested parties can access Brookfield Infrastructure’s Third Quarter 2025 Results and Supplemental Information, under the Investor Relations section at https://bip.brookfield.com.

To participate in the Conference Call today at 9:00am ET, please pre-register at https://register.vevent.com/register/BIb20dd9950c5240a49040db321197944e. Upon registering, you will be emailed a dial-in number, and unique PIN. The Conference Call will also be Webcast live at https://edge.media-server.com/mmc/p/jwc7rbfh/.

Additional Information

The Board has reviewed and approved this news release, including the summarized unaudited financial information contained herein.

About Brookfield Infrastructure

Brookfield Infrastructure is a leading global infrastructure company that owns and operates high-quality, long-life assets in the utilities, transport, midstream and data sectors across the Americas, Asia Pacific and Europe. We are focused on assets that have contracted and regulated revenues that generate predictable and stable cash flows. Investors can access its portfolio either through Brookfield Infrastructure Partners L.P. (NYSE: BIP; TSX: BIP.UN), a Bermuda-based limited partnership, or Brookfield Infrastructure Corporation (NYSE, TSX: BIPC), a Canadian corporation. Further information is available at https://bip.brookfield.com.

Brookfield Infrastructure is the flagship listed infrastructure company of Brookfield Asset Management, a global alternative asset manager, headquartered in New York with over $1 trillion of assets under management. For more information, go to https://www.brookfield.com.

Contact Information

Media:	Investors:
John Hamlin	Stephen Fukuda
Director	Senior Vice President
Communications	Corporate Development & Investor Relations
Tel: +44 204 557 4334	Tel: +1 416 956 5129
Email: john.hamlin@brookfield.com	Email: stephen.fukuda@brookfield.com

Cautionary Statement

This news release does not constitute an offer to sell or the solicitation of an offer to buy any securities referred to herein, nor shall there be any offer for sale, or solicitation of an offer to buy, any of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. Any offering of any securities referred to herein will be made solely by means of a prospectus and an accompanying prospectus supplement relating to that offering.

This news release may contain forward-looking information within the meaning of Canadian provincial securities laws and “forward-looking statements” within the meaning of applicable securities laws. The words “will”, “target”, “future”, “growth”, “expect”, “believe”, “may”, derivatives thereof and other expressions which are predictions of or indicate future events, trends or prospects and which do not relate to historical matters, identify the above mentioned and other forward-looking statements. Forward-looking statements in this news release may include statements regarding expansion of Brookfield Infrastructure’s business, the likelihood and timing of successfully completing the transactions referred to in this news release, statements with respect to our assets tending to appreciate in value over time, the future performance of acquired businesses and growth initiatives, the commissioning of our capital backlog, the pursuit of projects in our pipeline, the level of distribution growth over the next several years and our expectations regarding returns to our unitholders as a result of such growth. Although Brookfield Infrastructure believes that these forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on them, or any other forward-looking statements or information in this news release. The future performance and prospects of Brookfield Infrastructure are subject to a number of known and unknown risks and uncertainties. Factors that could cause actual results of Brookfield Infrastructure to differ materially from those contemplated or implied by the statements in this news release include general economic conditions in the jurisdictions in which we operate and elsewhere which may impact the markets for our products and services, the ability to achieve growth within Brookfield Infrastructure’s businesses and in particular completion on time and on budget of various large capital projects, which themselves depend on access to capital and continuing favorable commodity prices, and our ability to achieve the milestones necessary to deliver the targeted returns to our unitholders, the impact of market conditions on our businesses, the fact that success of Brookfield Infrastructure is dependent on market demand for an infrastructure company, which is unknown, the availability of equity and debt financing for Brookfield Infrastructure, the impact of health pandemics on our business and operations, the ability to effectively complete transactions in the competitive infrastructure space (including the ability to complete announced and potential transactions that may be subject to conditions precedent, and the inability to reach final agreement with counterparties to transactions referred to in this press release as being currently pursued, given that there can be no assurance that any such transaction will be agreed to or completed) and to integrate acquisitions into existing operations, the future performance of these acquisitions, changes in technology which have the potential to disrupt the business and industries in which we invest, the market conditions of key commodities, the price, supply or demand for which can have a significant impact upon the financial and operating performance of our business and other risks and factors described in the documents filed by Brookfield Infrastructure with the securities regulators in Canada and the United States including under “Risk Factors” in Brookfield Infrastructure’s most recent Annual Report on Form 20-F and other risks and factors that are described therein. Except as required by law, Brookfield Infrastructure undertakes no obligation to publicly update or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise. References to Brookfield Infrastructure are to the Partnership together with its subsidiaries and operating entities. Brookfield Infrastructure’s results include limited partnership units held by public unitholders, redeemable partnership units, general partnership units, Exchange LP units, BIPC exchangeable LP units and BIPC exchangeable shares and class A.2 exchangeable shares.

Any statements contained herein with respect to tax consequences are of a general nature only and are not intended to be, nor should they be construed to be, legal or tax advice to any person, and no representation with respect to tax consequences is made. Unitholders and shareholders are urged to consult their tax advisors with respect to their particular circumstances.

References to Brookfield Infrastructure are to the Partnership together with its subsidiaries and operating entities. Brookfield Infrastructure’s results include limited partnership units held by public unitholders, redeemable partnership units, general partnership units, Exchange LP units, BIPC exchangeable LP units and BIPC exchangeable shares and class A.2 exchangeable shares.

References to the Partnership are to Brookfield Infrastructure Partners L.P.

  Please refer to page 13 for results of Brookfield Infrastructure Corporation.
  Includes net income attributable to limited partners, the general partner, and non-controlling interests ‒ Redeemable Partnership Units held by Brookfield, Exchange LP units, BIPC exchangeable LP units and BIPC exchangeable shares and class A.2 exchangeable shares.
  Average number of limited partnership units outstanding on a time weighted average basis for the three and nine-month periods ended September 30, 2025 of 461.1 million and 459.8 million, respectively (2024: 461.7 million and 461.5 million).
  We define FFO as net income excluding the impact of certain non-cash items including depreciation and amortization, deferred income taxes, mark-to-market gains (losses) and other income (expenses) that are not related to normal revenue earning activities or that are not normal, recurring cash operating expenses necessary for business operations. FFO includes income (loss) earned by data center developers which is generated through development, commercialization, and sale of completed sites. The inclusion of this income reflects the operating performance of such investments and includes income (or losses) recognized in the current and prior periods. FFO also includes balances attributable to the Partnership generated by investments in associates and joint ventures accounted for using the equity method and excludes amounts attributable to non-controlling interests based on the economic interests held by non-controlling interests in consolidated subsidiaries. We believe that FFO, when viewed in conjunction with our IFRS results, provides a more complete understanding of factors and trends affecting our underlying operations. FFO is a measure of operating performance that is not calculated in accordance with, and does not have any standardized meaning prescribed by IFRS as issued by the International Accounting Standards Board. FFO is therefore unlikely to be comparable to similar measures presented by other issuers. A reconciliation of net income to FFO is available on page 11 of this release. Readers are encouraged to consider both measures in assessing our company’s results.
  Average number of partnership units outstanding on a fully diluted time weighted average basis for the three and nine-month periods ended September 30, 2025 was 791.5 million and 790.2 million, respectively (2024: 792.2 million and 792.1 million).
Brookfield Infrastructure Partners L.P.
Consolidated Statements of Financial Position

	As of
US$ millions, unaudited	Sept. 30, 2025	Dec. 31, 2024

Assets
Cash and cash equivalents	$2,613	$2,071
Financial assets	239	255
Property, plant and equipment and investment properties	65,258	55,910
Intangible assets and goodwill	36,725	28,622
Investments in associates and joint ventures	5,275	5,672
Assets held for sale	2,301	1,958
Deferred income taxes and other	11,888	10,102
Total assets	$124,299	$104,590

Liabilities and partnership capital
Corporate borrowings	$5,263	$4,542
Non-recourse borrowings	56,655	46,552
Financial liabilities	3,519	2,780
Liabilities on held for sale assets	1,502	1,209
Deferred income taxes and other	22,892	19,654

Partnership capital
Limited partners	4,512	4,704
General partner	23	27
Non-controlling interest attributable to:
Redeemable partnership units held by Brookfield	1,855	1,926
Exchangeable units/shares[1]	1,344	1,417
Perpetual subordinated notes	293	293
Interest of others in operating subsidiaries	25,619	20,568
Preferred unitholders	822	918
Total partnership capital	34,468	29,853
Total liabilities and partnership capital	$124,299	$104,590

  Includes non-controlling interest attributable to BIPC exchangeable shares and class A.2 exchangeable shares, BIPC exchangeable LP units and Exchange LP units.

Brookfield Infrastructure Partners L.P.
Consolidated Statements of Operating Results

	For the three months ended September 30		For the nine months ended September 30
US$ millions, except per unit information, unaudited	2025	2024	2025	2024

Revenues	$5,975	$5,270	$16,796	$15,595
Direct operating costs	(4,416)	(3,897)	(12,375)	(11,685)
General and administrative expense	(107)	(113)	(312)	(302)
	1,452	1,260	4,109	3,608
Interest expense	(1,014)	(873)	(2,822)	(2,493)
Share of earnings from associates and joint ventures	437	56	548	192
Mark-to-market losses	(158)	(23)	(423)	(61)
Other income (expense)	320	(107)	712	158
Income before income tax	1,037	313	2,124	1,404
Income tax (expense) recovery
Current	(173)	(135)	(564)	(429)
Deferred	(114)	56	(32)	257
Net income	750	234	1,528	1,232
Non-controlling interest of others in operating subsidiaries	(310)	(286)	(894)	(1,106)
Net income (loss) attributable to partnership	$440	$(52)	$634	$126

Attributable to:
Limited partners	$210	$(73)	$230	$(55)
General partner	81	73	241	220
Non-controlling interest
Redeemable partnership units held by Brookfield	87	(30)	96	(23)
Exchangeable units/shares[1]	62	(22)	67	(16)
Basic and diluted income (loss) per unit attributable to:
Limited partners[2]	$0.44	$(0.18)	$0.45	$(0.18)

  Includes non-controlling interest attributable to BIPC exchangeable shares and class A.2 exchangeable shares, BIPC exchangeable LP units and Exchange LP units.
  Average number of limited partnership units outstanding on a time weighted average basis for the three and nine-month periods ended September 30, 2025 was 461.1 million and 459.8 million, respectively (2024: 461.7 million and 461.5 million).

Brookfield Infrastructure Partners L.P.
Consolidated Statements of Cash Flows

	For the three months ended September 30		For the nine months ended September 30
US$ millions, unaudited	2025	2024	2025	2024

Operating activities
Net income	$750	$234	$1,528	$1,232
Adjusted for the following items:
Earnings from investments in associates and joint ventures, net of distributions received	93	22	321	24
Depreciation and amortization expense	1,050	854	2,951	2,672
Mark-to-market, provisions and other	(200)	92	(320)	(192)
Deferred income tax expense (recovery)	114	(56)	32	(257)
Change in non-cash working capital, net	63	48	(585)	(387)
Cash from operating activities	1,870	1,194	3,927	3,092

Investing activities
Net (investments in) proceeds from:
Operating assets	(7,960)	(1,673)	(7,698)	(2,304)
Associates	775	—	1,449	(350)
Long-lived assets	(2,044)	(865)	(3,802)	(3,210)
Financial assets	(189)	246	37	363
Net settlements of foreign exchange contracts	(29)	(13)	(47)	(22)
Other investing activities	(692)	(4)	(642)	(132)
Cash used by investing activities	(10,139)	(2,309)	(10,703)	(5,655)

Financing activities
Distributions to limited and general partners	(435)	(411)	(1,308)	(1,233)
Net borrowings:
Corporate	342	37	628	299
Subsidiary	4,318	2,251	5,389	7,209
Net preferred units redeemed	—	—	(90)	—
Partnership units issued (repurchased)	3	3	(21)	9
Net capital provided by (to) non-controlling interest	4,775	(141)	3,504	(2,915)
Lease liability repaid and other	(411)	(369)	(807)	(1,018)
Cash from financing activities	8,592	1,370	7,295	2,351

Cash and cash equivalents
Change during the period	$323	$255	$519	$(212)
Cash reclassified as held for sale	(34)	—	(62)	—
Impact of foreign exchange and other on cash	(18)	21	85	(43)
Balance, beginning of period	2,342	1,326	2,071	1,857
Balance, end of period	$2,613	$1,602	$2,613	$1,602

Brookfield Infrastructure Partners L.P.
Reconciliation of Net Income to Funds from Operations

	For the three months ended September 30		For the nine months ended September 30
US$ millions, unaudited	2025	2024	2025	2024

Net income	$750	$234	$1,528	$1,232
Add back or deduct the following:
Depreciation and amortization	1,050	854	2,951	2,672
Share of earnings from investments in associates and joint ventures	(437)	(56)	(548)	(192)
FFO contribution from investments in associates and joint ventures[1]	274	238	756	708
Deferred tax expense (recovery)	114	(56)	32	(257)
Mark-to-market losses	158	23	423	61
Other (income) expenses[2]	(217)	200	(400)	100
Consolidated Funds from Operations	$1,692	$1,437	$4,742	$4,324
FFO attributable to non-controlling interests[3]	(1,038)	(838)	(2,804)	(2,502)
FFO	$654	$599	$1,938	$1,822

  FFO contribution from investments in associates and joint ventures correspond to the FFO attributable to the partnership that are generated by its investments in associates and joint ventures accounted for using the equity method.
  Other (income) expenses corresponds to amounts that are not related to the revenue earning activities and are not normal, recurring cash operating expenses necessary for business operations. Other income/expenses excluded from FFO primarily includes gains on acquisitions and dispositions of subsidiaries, associates and joint ventures, gains or losses relating to foreign currency translation reclassified from accumulated comprehensive income to other expense, acquisition costs, gains/losses on remeasurement of borrowings, amortization of deferred financing costs, fair value remeasurement gains/losses, accretion expenses on deferred consideration or asset retirement obligations, impairment losses, and gains or losses on debt extinguishment.
  Amounts attributable to non-controlling interests are calculated based on the economic ownership interests held by non-controlling interests in consolidated subsidiaries. By adjusting FFO attributable to non-controlling interests, our partnership is able to remove the portion of FFO earned at non-wholly owned subsidiaries that are not attributable to our partnership.

Brookfield Infrastructure Partners L.P.
Statements of Funds from Operations per Unit

	For the three months ended September 30		For the nine months ended September 30
US$, unaudited	2025	2024	2025	2024

Income (loss) per limited partnership unit[1]	$0.44	$(0.18)	$0.45	$(0.18)
Add back or deduct the following:
Depreciation and amortization	0.57	0.52	1.64	1.58
Deferred taxes and other items	(0.18)	0.42	0.37	0.91
FFO per unit[2]	$0.83	$0.76	$2.46	$2.31

  Average number of limited partnership units outstanding on a time weighted average basis for the three and nine-month periods ended September 30, 2025 was 461.1 million and 459.8 million, respectively (2024: 461.7 million and 461.5 million).
  Average number of partnership units outstanding on a fully diluted time weighted average basis for the three and nine-month periods ended September 30, 2025 was 791.5 million and 790.2 million, respectively (2024: 792.2 million and 792.1 million).

Notes:

The Statements of Funds from Operations per unit above are prepared on a basis that is consistent with the Partnership’s Supplemental Information and differs from net income per limited partnership unit as presented in Brookfield Infrastructure’s Consolidated Statements of Operating Results on page 9 of this release, which is prepared in accordance with IFRS. Management uses FFO per unit as a key measure to evaluate operating performance. Readers are encouraged to consider both measures in assessing Brookfield Infrastructure’s results.

Brookfield Infrastructure Corporation Reports Third Quarter 2025 Results

The Board of Directors of Brookfield Infrastructure Corporation (“BIPC” or our “company”) (NYSE, TSX: BIPC) today declared a quarterly dividend in the amount of $0.43 per class A exchangeable subordinate voting share of BIPC (a “Share”), payable on December 31, 2025 to shareholders of record as at the close of business on November 28, 2025. This dividend is identical in amount per Share and has identical record and payment dates to the quarterly distribution announced today by Brookfield Infrastructure Partners L.P. (“BIP” or the “Partnership”) on its units.

The Shares of BIPC are structured with the intention of being economically equivalent to the non-voting limited partnership units of Brookfield Infrastructure Partnership L.P. (“BIP” or the “Partnership”) (NYSE: BIP; TSX: BIP.UN). We believe economic equivalence is achieved through identical dividends and distributions on the Shares and BIP’s units and each Share being exchangeable at the option of the holder for one BIP unit at any time. Given the economic equivalence, we expect that the market price of the Shares will be significantly impacted by the market price of BIP’s units and the combined business performance of our company and BIP as a whole. In addition to carefully considering the disclosure made in this news release in its entirety, shareholders are strongly encouraged to carefully review BIP’s letter to unitholders, supplemental information and its other continuous disclosure filings. BIP’s letter to unitholders and supplemental information are available at https://bip.brookfield.com. Copies of the Partnership’s continuous disclosure filings are available electronically on EDGAR on the SEC’s website at https://sec.gov or on SEDAR+ at https://sedarplus.ca.

Results

The net income of BIPC is captured in the Partnership’s financial statements and results.

BIPC reported net income of $320 million for the three-month period ended September 30, 2025, compared to net loss of $808 million in the prior year. After removing the impact of the revaluation on our own Shares that are classified as liabilities under IFRS and the impact of foreign exchange on loans with BIP denominated in Canadian dollars, underlying earnings were 50% higher than the prior year. Current period results benefited from gains on capital recycling initiatives at our global intermodal logistics operation, inflation-indexation across our businesses and capital commissioned into rate base at our U.K. regulated distribution business. These benefits were partially offset by higher financing costs on our variable rate non-recourse borrowings in Brazil and an increase in dividends paid on our exchangeable shares that are classified as interest expense, resulting from the 6% increase in our quarterly dividend compared to the prior year.

Establishment of an ATM Program and Unit Repurchases

Brookfield Infrastructure Corporation is exploring establishing an at-the-market (ATM) equity program, providing it with the flexibility to issue additional BIPC Shares directly into the market at times when conditions are favorable. Separately, but at the same time, Brookfield Infrastructure Partners L.P. intends to increase repurchases of its outstanding limited partnership units (LP Units) under and in accordance with its normal course issuer bid (NCIB) program, repurchasing LP Units when they represent attractive value for repurchase.

Overall, any ATM program is expected to be non-dilutive as it is expected that the combined number of LP Units and BIPC Shares of Brookfield Infrastructure over the course of a program will be unchanged, however, fluctuations may occur from time to time depending on market dynamics. Overall, activity under the NCIB program and any ATM program are intended to further strengthen Brookfield Infrastructure’s financial position while increasing the public float and liquidity of BIPC to capitalize on growing demand for its Shares. There can be no assurance as to whether or when an ATM program would be established, and its establishment is subject to entering into a definitive agreement with dealers or agents for the program and the filing of one or more prospectus supplements in the U.S. and Canada.

Cautionary Statement

This news release does not constitute an offer to sell or the solicitation of an offer to buy any securities referred to herein, nor shall there be any offer for sale, or solicitation of an offer to buy, any of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. Any offering of any securities referred to herein will be made solely by means of a prospectus and an accompanying prospectus supplement relating to that offering.

This news release may contain forward-looking information within the meaning of Canadian provincial securities laws and “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations. The words “believe”, “expect”, “will” derivatives thereof and other expressions which are predictions of or indicate future events, trends or prospects and which do not relate to historical matters, identify the above mentioned and other forward-looking statements. Forward-looking statements in this news release include statements regarding the impact of the market price of BIP’s units and the combined business performance of our company and BIP as a whole on the market price of the Shares. Although Brookfield Infrastructure believes that these forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on them, or any other forward-looking statements or information in this news release. The future performance and prospects of Brookfield Infrastructure are subject to a number of known and unknown risks and uncertainties. Factors that could cause actual results of Brookfield Infrastructure to differ materially from those contemplated or implied by the statements in this news release include general economic conditions in the jurisdictions in which we operate and elsewhere which may impact the markets for our products and services, the ability to achieve growth within Brookfield Infrastructure’s businesses and in particular completion on time and on budget of various large capital projects, which themselves depend on access to capital and continuing favorable commodity prices, and our ability to achieve the milestones necessary to deliver the targeted returns to our unitholders, the impact of market conditions on our businesses, the fact that success of Brookfield Infrastructure is dependent on market demand for an infrastructure company, which is unknown, the availability of equity and debt financing for Brookfield Infrastructure, the impact of health pandemics on our business and operations, the ability to effectively complete transactions in the competitive infrastructure space (including the ability to complete announced and potential transactions that may be subject to conditions precedent, and the inability to reach final agreement with counterparties to transactions being currently pursued, given that there can be no assurance that any such transaction will be agreed to or completed) and to integrate acquisitions into existing operations, the future performance of these acquisitions, changes in technology which have the potential to disrupt the business and industries in which we invest, the market conditions of key commodities, the price, supply or demand for which can have a significant impact upon the financial and operating performance of our business and other risks and factors described in the documents filed by BIPC with the securities regulators in Canada and the United States including “Risk Factors” in BIPC’s most recent Annual Report on Form 20-F and other risks and factors that are described therein. Except as required by law, Brookfield Infrastructure Corporation undertakes no obligation to publicly update or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise.

Brookfield Infrastructure Corporation
Consolidated Statements of Financial Position

	As of
US$ millions, unaudited	Sept. 30, 2025	Dec. 31, 2024

Assets
Cash and cash equivalents	$380	$674
Due from Brookfield Infrastructure	1,427	1,278
Property, plant and equipment	13,990	12,572
Intangible assets	3,201	2,892
Investments in associates	313	—
Goodwill	1,704	1,609
Assets held for sale	—	1,958
Deferred tax asset and other	2,979	2,604
Total assets	$23,994	$23,587

Liabilities and equity
Accounts payable and other	$1,127	$994
Loans payable to Brookfield Infrastructure	100	102
Shares classified as financial liability	4,803	4,644
Non-recourse borrowings	13,386	12,178
Liabilities held for sale	—	1,209
Deferred tax liabilities and other	2,380	2,238

Equity
Equity in net assets attributable to the Partnership	(1,200)	(1,253)
Non-controlling interest	3,398	3,475
Total equity	2,198	2,222
Total liabilities and equity	$23,994	$23,587

Brookfield Infrastructure Corporation
Consolidated Statements of Operating Results

	For the three months ended September 30		For the nine months ended September 30
US$ millions, unaudited	2025	2024	2025	2024

Revenues	$917	$912	$2,712	$2,722
Direct operating costs	(336)	(339)	(994)	(1,007)
General and administrative expenses	(20)	(21)	(59)	(56)
	561	552	1,659	1,659

Interest expense	(312)	(269)	(852)	(767)
Share of income from investments in associates	12	—	22	—
Remeasurement of financial liability associated with our exchangeable shares[1]	86	(1,003)	(157)	(468)
Mark-to-market and other	69	(3)	394	(109)
Income (loss) before income tax	416	(723)	1,066	315
Income tax (expense) recovery
Current	(86)	(80)	(297)	(275)
Deferred	(10)	(5)	4	(8)
Net Income (loss)	$320	$(808)	$773	$32

Attributable to:
Partnership	$82	$(977)	$(6)	$(458)
Non-controlling interest	238	169	779	490

  Reflects gains (losses) on shares with an exchange/redemption option that are classified as liabilities under IFRS.

Brookfield Infrastructure Corporation
Consolidated Statements of Cash Flows

	For the three months ended September 30		For the nine months ended September 30
US$ millions, unaudited	2025	2024	2025	2024

Operating activities
Net income (loss)	$320	$(808)	$773	$32
Adjusted for the following items:
Earnings from investments in associates, net of distributions received	(12)	—	(22)	—
Depreciation and amortization expense	167	194	515	580
Mark-to-market and other	(56)	14	(363)	93
Remeasurement of financial liability associated with our exchangeable shares	(86)	1,003	157	468
Deferred income tax expense (recovery)	10	5	(4)	8
Change in non-cash working capital, net	46	56	54	72
Cash from operating activities	389	464	1,110	1,253

Investing activities
Disposal of subsidiaries, net of cash disposed	—	—	431	—
Disposal of associates	426	—	426	—
Purchase of long-lived assets, net of disposals	(1,009)	(354)	(1,251)	(755)
Purchase of financial assets	—	—	(35)	—
Acquisition of subsidiaries	(98)	—	(98)	—
Other investing activities	(192)	19	(183)	106
Cash used by investing activities	(873)	(335)	(710)	(649)

Financing activities
Net capital provided to non-controlling interest	(259)	(281)	(777)	(1,821)
Net borrowings	(75)	(70)	59	946
Other financing activities	(21)	—	(37)	18
Cash used by financing activities	(355)	(351)	(755)	(857)

Cash and cash equivalents
Change during the period	$(839)	$(222)	$(355)	$(253)
Impact of foreign exchange on cash	2	1	61	(41)
Balance, beginning of period	1,217	466	674	539
Balance, end of period	$380	$245	$380	$245